# LIFTWAVE, INC. DBA RISE ROBOTICS

## AUDITED FINANCIAL STATEMENTS
### DECEMBER 31, 2024
### AND
### DECEMBER 31, 2023

**INDEX TO FINANCIAL STATEMENTS**



# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LiftWave, Inc. DBA RISE Robotics
Somerville, Massachusetts

## Opinion

We have audited the financial statements of LiftWave, Inc. DBA RISE Robotics, which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of LiftWave, Inc. DBA RISE Robotics as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LiftWave, Inc., DBA RISE Robotics, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LiftWave, Inc. DBA RISE Robotics's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LiftWave, Inc. DBA RISE Robotics's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LiftWave, Inc. DBA RISE Robotics's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

April 24, 2025
Los Angeles, California

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash & Cash Equivalents | $ | 1,242,615 | $ | 260,837 |
| Accounts Receivable, net | | 200,000 | | - |
| Inventory | | 10,043 | | 40,452 |
| Prepaids and Other Current Assets | | 47,016 | | 54,351 |
| **Total Current Assets** | | **1,499,674** | | **355,641** |
| | | | | |
| Property and Equipment, net | | 46,235 | | 50,821 |
| Right-of-use Asset, net | | 172,984 | | - |
| Security Deposit | | 12,782 | | 12,782 |
| **Total Assets** | $ | **1,731,675** | $ | **419,243** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Accounts Payable | $ | 65,936 | $ | 371,378 |
| Credit Cards | | 53,067 | | 34,964 |
| Current Portion of Convertible Notes | | - | | 8,217,257 |
| Accrued Interest on Convertible Notes | | - | | 525,742 |
| Current Portion of Lease Liability | | 72,593 | | - |
| Other Current Liabilities | | 220,248 | | 297,506 |
| **Total Current Liabilities** | | **411,844** | | **9,446,848** |
| | | | | |
| Lease Liability, net of current portion | | 100,390 | | - |
| **Total Liabilities** | | **512,234** | | **9,446,848** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 1,375 | | 1,253 |
| Series Seed-1 Preferred Stock | | 561 | | 561 |
| Series Seed-2 Preferred Stock | | 1,063 | | 1,063 |
| Series A-1 Preferred Stock | | 690 | | - |
| Series A-2 Preferred Stock | | 1,568 | | - |
| Additional Paid in Capital | | 22,497,631 | | 7,917,010 |
| Accumulated Deficit | | (21,283,449) | | (16,947,492) |
| **Total Stockholders' Equity** | | **1,219,441** | | **(9,027,604)** |
| **Total Liabilities and Stockholders' Equity** | $ | **1,731,675** | $ | **419,243** |

*See accompanying notes to financial statements.*

| For the Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 1,854,850 | $ 4,378,478 |
| Cost of Sales | 886,683 | 2,604,074 |
| **Gross Profit** | **968,167** | **1,774,404** |
| | | |
| **Operating Expenses** | | |
| General and Administrative | 2,397,036 | 2,469,789 |
| Research and Development | 2,405,933 | 2,208,374 |
| Selling and Marketing | 434,691 | 262,315 |
| **Total Operating Expenses** | **5,237,660** | **4,940,478** |
| **Net Operating Loss** | **(4,269,493)** | **(3,166,074)** |
| | | |
| Interest Expense | 123,331 | 357,708 |
| Other Income | (56,867) | - |
| **Loss Before Provision for Income Taxes** | **(4,335,957)** | **(3,523,782)** |
| Provision/(Benefit) for Income Taxes | - | - |
| **Net Loss** | **$ (4,335,957)** | **$ (3,523,782)** |

*See accompanying notes to financial statements.*

| (USD $ in Dollars) | Common Stock | | Series Seed-1 Preferred Stock | | Series Seed-2 Preferred Stock | | Series A-1 Preferred Stock | | Series A-2 Preferred Stock | | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| **Balance—December 31, 2022** | **1,224,774** | **$ 1,225** | **561,391** | **$ 561** | **1,063,224** | **$ 1,063** | **-** | **$ -** | **-** | **$ -** | **$ 7,850,935** | **$ (13,423,710)** | **$ (5,569,925)** |
| Issuance of Stock, net of issuance cost | 28,039 | 28 | - | - | - | - | - | - | - | - | 36,217 | - | 36,245 |
| Share-Based Compensation | - | - | - | - | - | - | - | - | - | - | 29,858 | - | 29,858 |
| Net Loss | - | - | - | - | - | - | - | - | - | - | - | (3,523,782) | (3,523,782) |
| **Balance—December 31, 2023** | **1,252,813** | **$ 1,253** | **561,391** | **$ 561** | **1,063,224** | **$ 1,063** | **-** | **$ -** | **-** | **$ -** | **$ 7,917,010** | **$ (16,947,492)** | **$ (9,027,604)** |
| Issuance of Stock, net of issuance cost | 122,240 | 122 | - | - | - | - | 690,194 | 690 | - | - | 5,159,008 | - | 5,159,820 |
| Conversion of Debt to Equity | - | - | - | - | - | - | - | - | 1,568,277 | 1,568 | 9,362,945 | - | 9,364,513 |
| Share-Based Compensation | - | - | - | - | - | - | - | - | - | - | 58,669 | - | 58,669 |
| Net Loss | - | - | - | - | - | - | - | - | - | - | - | (4,335,957) | (4,335,957) |
| **Balance—December 31, 2024** | **1,375,053** | **$ 1,375** | **561,391** | **$ 561** | **1,063,224** | **$ 1,063** | **690,194** | **$ 690** | **1,568,277** | **$ 1,568** | **$ 22,497,631** | **$ (21,283,449)** | **$ 1,219,441** |

*See accompanying notes to financial statements.*

| For the Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Loss | $ | (4,335,957) | $ | (3,523,782) |
| *Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities* | | | | |
| Depreciation of Property | | 44,742 | | 15,196 |
| PIK Interest | | 121,255 | | - |
| Share-Based Compensation | | 58,669 | | 29,858 |
| *Changes in Operating Assets and Liabilities:* | | | | |
| Accounts Receivable, net | | (200,000) | | - |
| Inventory | | 30,409 | | 190,421 |
| Prepaids and Other Current Assets | | 7,335 | | 6,190 |
| Due From Related Parties | | - | | 65,075 |
| Accounts Payable | | (305,442) | | (80,481) |
| Accrued Interest on Convertible Notes | | - | | 357,708 |
| Credit Cards | | 18,103 | | 28,711 |
| Other Current Liabilities | | (77,258) | | 125,625 |
| **Net Cash Used In Operating Activities** | | **(4,638,144)** | | **(2,785,479)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (40,156) | | - |
| Proceeds from Disposal of Equipment | | - | | 1,299 |
| **Net Cash Used In Investing Activities** | | **(40,156)** | | **1,299** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from Issuance of Stock | | 5,161,388 | | 36,245 |
| Borrowing on Convertible Notes | | 498,690 | | 2,826,310 |
| **Net Cash Provided by Financing Activities** | | **5,660,078** | | **2,862,555** |
| | | | | |
| **Change in Cash & Cash Equivalents** | | **981,777** | | **78,375** |
| Cash & Cash Equivalents —Beginning of The Year | | 260,837 | | 182,462 |
| **Cash & Cash Equivalents—End of The Year** | $ | **1,242,615** | $ | **260,837** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash Paid During the Year for Interest | $ | - | $ | - |
| | | | | |
| **NON-CASH INVESTING AND FINANCING ACTIVITIES** | | | | |
| Extinghuishment of Liabilities with Issuance of Equity | $ | 9,364,513 | $ | - |
| Right of Use Asset Acquired in Exchange for Lease Liability | $ | 172,984 | $ | - |

*See accompanying notes to financial statement*

## 1. NATURE OF OPERATION

LiftWave, Inc. DBA RISE Robotics was incorporated on January 14, 2011, in the State of Delaware. The financial statements of LiftWave, Inc. DBA RISE Robotics (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Somerville, Massachusetts.

The leader in high-performance and cost-effective electric linear actuation solutions, RISE® helps machine designers embrace high-efficiency, fuel-saving actuation solutions that compete with hydraulic cylinders. We specialize in fostering dynamic partnerships with Tier 1 suppliers, OEMs, and the US DoD, pioneering the transition from traditional hydraulic systems to more efficient and sustainable solutions, independent of the primary power source. Our technology's universal compatibility with various power sources - from diesel engines to electric, hydrogen, and beyond - sets us apart. We're not just about electrification; we're about optimization and enhancing performance, whether it's a diesel engine benefiting from an electric rotary drive or an electric engine utilizing our highly efficient linear actuation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash & Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $733,112 and $9,392, respectively.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Inventories**

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using an actual cost method.

**Accounts Receivable**

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2024, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Equipment Assets | 5 years |
| Furniture Assets | 5 years |

**Impairment of Long-Lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

**Equity Issuance Costs**

Equity issuance costs are costs directly attributable to the issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities. The company expenses these costs as incurred.

## Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses toward completion using an output method. Under the output method, progress is measured based on the achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

## Cost of Sales

Cost of sales includes the cost of labor, materials, and other direct overheads.

## Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred. During the years ended December 31, 2024 and 2023, the Company incurred $652,418 and $1,188,425, respectively, in research and development costs.

## Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $100,435 and $10,178, which are included in selling and marketing expenses.

## Operating Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2025, which is the date the financial statements were available to be issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist of amount invoiced to customers under the contract and payment for which is due. Prepaids consists of expenses paid in advance for which the Company expects benefit in the near future.

Other current liabilities consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Accrued Expenses | $ 84,841 | $ 175,926 |
| Accrued Vacation | 130,426 | 120,443 |
| Employee Benefits Withheld | 4,981 | 1,138 |
| **Total Other Current Liabilities** | **$ 220,248** | **$ 297,506** |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Equipment Assets | $ 153,218 | $ 113,062 |
| Furniture Assets | 16,764 | 16,764 |
| **Property and Equipment, at cost** | **169,982** | **129,826** |
| Accumulated Depreciation | (123,747) | (79,006) |
| **Property and Equipment, net** | **$ 46,235** | **$ 50,821** |

Depreciation expenses for the years ended December 31, 2024, and 2023 were $44,742 and $15,196, respectively.

## 5. DEBT

### Convertible Note

In 2023 and prior years, the Company issued certain convertible notes to investors. The details of convertible notes issued and outstanding as of December 31, 2023 were:

| Description | Principal Amount | Interest Rate | Borrowing Period | Conversion Date | As of December 2023 | | |
|---|---|---|---|---|---|---|---|
| | | | | | Current Portion | Non-Current Portion | Total Indebtedness |
| Convertible Notes 2021 | $ 1,346,220 | 5.00% | 2021 | 4/10/2024 | $ 1,346,220 | $ - | $ 1,346,220 |
| Convertible Notes 2022 | 4,044,727 | 5.00% | 2022 | 4/10/2024 | 4,044,727 | - | 4,044,727 |
| Convertible Notes 2023 | 2,826,310 | 5.00% | 2023 | 4/10/2024 | 2,826,310 | - | 2,826,310 |
| **Total** | | | | | **$ 8,217,257** | **$ -** | **$ 8,217,257** |

From January 1, 2024 through April 9, 2024, the Company issued additional convertible notes with a principal amount of $498,690 with a stipulated interest rate of 5.00% per annum.

On April 10, 2024, all the outstanding convertible notes with principal balance of $8,715,947 and accrued interest of $648,566 were converted into 1,568,277 shares of Series A-2 Preferred Stock pursuant to conversion terms outlined in the following paragraphs.

Each note was convertible into Preferred - Shares pursuant to the following events:

- **_Automatic Conversion_**. In the event that, prior to the Maturity Date, the Maker consummates a Qualified Financing, the Principal Balance shall automatically convert into fully paid and nonassessable shares of the same class and series of capital stock of the Maker issued to other investors in the Qualified Financing (the "Qualified Financing Securities") at a conversion price equal to the lesser of: (i) 80% of the price per share of the Qualified Financing Securities paid by the other investors in the Qualified Financing (other than other investors who also hold convertible notes) and (ii) the quotient obtained by dividing $30,000,000 by the Fully Diluted Capitalization, with any resulting fraction of a share rounded down to the nearest whole share. For purposes, "Fully Diluted Capitalization" shall mean the number of shares of outstanding equity securities of the Maker immediately prior to the initial closing of the applicable financing, assuming (1) the conversion of all securities convertible into stock (but excluding the Notes issued pursuant to the Purchase Agreement) and (2) the exercise of all outstanding options and warrants to purchase stock, with any resulting fraction of a share rounded down to the nearest whole share. "Qualified Financing" means the first issuance of convertible preferred stock by the Maker after the date hereof, with immediately available gross proceeds to the Maker (excluding any indebtedness of the Maker that converts into equity in such Qualified Financing) of at least $5,000,000. The Maker shall notify the Holder in writing of the anticipated occurrence of a Qualified Financing at least 10 days prior to the closing date of the Qualified Financing.

- **_Non-Qualified Financing._** In the event that, prior to the Maturity Date, the Maker sells shares of convertible preferred stock in an equity financing that does not constitute a Qualified Financing (such financing, a "Non-Qualified Financing"), then all or a portion of the Principal Balance shall be convertible at the option of the Holder into that number of fully paid and nonassessable shares of the same class and series of capital stock of the Maker issued to other investors in the Non-Qualified Financing ("Non-Qualified Financing Securities") determined by dividing the Principal Balance by the per share purchase price of the Non-Qualified Financing Securities, rounded down to the nearest whole share. The Maker shall notify the Holder in writing of the anticipated occurrence of a Non-Qualified Financing at least 10 days prior to the closing date of the Non-Qualified Financing.

- **_Deemed Liquidation Event._** In the event of a Deemed Liquidation Event (as defined in the Maker's Amended and Restated Certificate of Incorporation) prior to a Qualified Financing (and provided Note has not been converted into Non-Qualified Financing Securities, then at the option of the Holder, (i) the Maker shall pay to the Holder, upon the closing of the Sale and in full satisfaction of this Note, an amount equal to two times (2X) the Principal Balance of this Note or (ii) the Holder may elect to convert this Note into shares of the Maker's Common Stock at a conversion price equal to the quotient obtained by dividing $30,000,000 by the Fully Diluted Capitalization, with any resulting fraction of a share rounded down to the nearest whole share. "Fully Diluted Capitalization" shall mean the number of shares of outstanding equity securities of the Maker immediately prior to the initial closing of the Deemed Liquidation Event, assuming (1) the conversion of all securities convertible into stock (but excluding the Existing Indebtedness and the Notes) and (2) the exercise of all outstanding options and warrants to purchase stock, but excluding the shares reserved or authorized for issuance under the Maker's then-existing stock option or similar plan or any stock option or similar plan. The Maker shall notify the Holder in writing of the anticipated occurrence of a Deemed Liquidation Event at least 10 days prior to the closing date of the Deemed Liquidation Event.

- **_Maturity._** In the event that the Note has not converted prior to the Maturity Date or repaid, then at the Holder's election, the Principal Balance shall be converted into shares of the Maker's Common Stock at a conversion price equal to the quotient obtained by dividing $30,000,000 by the Fully Diluted Capitalization, with any resulting fraction of a share rounded down to the nearest whole share.

## 6.    SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 706,375 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

**Stock Options**

The Company granted stock options to its employees and executives at various times.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise Price | Weighted Average Contract Term |
|---|---|---|---|
| **Outstanding at December 31, 2022** | **289,500** | **$        1.31** | **9.29** |
| **Exercisable Options at December 31, 2022** | **266,288** | **$        1.31** | **9.29** |
| Granted | 66,500 | 1.39 | - |
| Exercised | - | - | - |
| Expired/Cancelled | 157,000 | - | - |
| **Outstanding at December 31, 2023** | **199,000** | **$        1.31** | **8.29** |
| **Exercisable Options at December 31, 2023** | **159,644** | **$        1.31** | **8.29** |
| Granted | 270,078 | 1.61 | - |
| Exercised | (6,450) | - | - |
| Expired/Cancelled | 75,027 | - | - |
| **Outstanding at December 31, 2024** | **361,145** | **$        1.460** | **8.39** |
| **Exercisable Options at December 31, 2024** | **192,576** | **$        1.460** | **8.39** |

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $58,669 and $29,858, respectively.

## 7.   OPERATING LEASES

The Company has a single lease for our headquarters, which includes 5,681 square foot of office space, in Boston, MA. The lease commenced in April 2024 and is set to expire in March 2027. Monthly payments under the lease are $7,101 for base rent.

The aggregate minimum annual lease payments under the operating leases in effect as of December 31, 2024 were:

| Year ending December 31, | Amount |
|---|---|
| 2025 | $    85,215 |
| 2026 | 85,215 |
| 2027 | 21,304 |
| 2028 | - |
| Thereafter | - |
| **Total minimum lease payments** | **191,734** |
| Less: Present value discount | (18,751) |
| **Present value of operating lease liabilities** | **172,983** |
| Less: Operating Lease Liability - current portion | (72,593) |
| **Operating lease liability - non-current portion** | **$    100,390** |

The lease had a remaining term of 2.7 years as of December 31, 2024. The lease liability was calculated based on a weighted-average discount rate of 9% as of December 31, 2024. During the year ended December 31, 2024, we made cash payments for amounts included in the measurement of lease liabilities of $63,911.

## 8.   EQUITY AND CAPITALIZATION

**Common Stock**

The Company is authorized to issue 6,500,000 shares of common stock with a par value of $0.001. As of December 31, 2024, and 2023, 1,375,053 and 1,252,813 shares common stock, respectively, have been issued and were outstanding.

**Preferred Stock**

The Company is authorized to issue 4,733,641 shares of preferred stock with a par value of $0.001, of which 561,391 are designated as Series Seed-1 Preferred Stock, 1,063,224 are designated as Series Seed-2 Preferred Stock, 1,540,749 are designated as Series A-1 Preferred Stock and 1,568,277 are designated as Series A-2 Preferred Stock. As of December 31, 2024, 561,391 shares of Series Seed-1 Preferred Stock, 1,063,224 shares of Series Seed-2 Preferred Stock, 690,194 shares of Series A-1 Preferred Stock and 1,568,277 shares of Series A-2 Preferred Stock have been issued and outstanding.

Voting Rights:

- Common Stock: Holders of common stock typically have the right to vote on matters such as electing directors and approving major corporate actions (mergers, amendments to the charter, etc.). Voting is usually based on a "one share, one vote" principle.

- Preferred Stock: Preferred stockholders may have limited or no voting rights unless certain conditions are met, such as the company failing to pay dividends for a specified time or if actions affect their preferential rights.

Distribution Rights:

- Common Stock: Common stockholders usually have the right to dividends when declared by the board of directors, but these dividends are subordinate to those of preferred stockholders.

- Preferred Stock: Preferred stockholders generally receive a fixed dividend before any dividends are distributed to common stockholders. In some cases, preferred dividends may accumulate if unpaid (cumulative preferred stock).

Liquidation Rights:

- Common Stock: In the event of liquidation, common stockholders have the last claim on the company's assets. They receive a share of the remaining assets after all debts, liabilities, and claims of preferred stockholders are satisfied.

- Preferred Stock: Preferred stockholders have priority over common stockholders in the distribution of assets upon liquidation. They often receive the par value of their stock or a fixed liquidation preference before any assets are distributed to common stockholders.

## 9.  INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

| For the Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (680,748) | $ (492,136) |
| Valuation Allowance | 680,748 | 492,136 |
| **Net Provision For Income Tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

| As of December 31, | 2023 | 2023 |
|---|---|---|
| Net Operating Loss | $ (1,257,428) | $ (2,116,209) |
| Valuation Allowance | 1,257,428 | 2,116,209 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $11,633,229. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10. CONTINGENCIES AND COMMITMENTS

### Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11. RELATED PARTY TRANSACTIONS

All Convertible Notes outstanding as of December 31, 2023 and converted during 2024 were with investors who are also shareholders of the Company and therefore a related party. Details of convertible notes outstanding as of December 31, 2023 and the conversion during 2024 are disclosed in Note 5 of these financial statements.

## 12. SUBSEQUENT EVENTS

On January 21, 2025, the Company commenced an equity fundraising round through the Wefunder platform. The Company is offering Series A-3 Preferred Stock under Regulation Crowdfunding (Reg-CF). The minimum fundraising goal for the round was set at $50,000, with a maximum target of $1,235,000. In March 2025, the Company filed a material amendment increasing the maximum target to $5,000,000. As of April 24, 2025, the Company has received commitments totaling approximately $1,446,054. The price per share for the offering is $8.58.

## 13. GOING CONCERN

The Company revenues in 2024 declined from 2023 levels and operating costs increased in 2024 compared to 2023. Moreover, the Company generated net operating cash outflows of $4,638,144 during the year ended December 31, 2024. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of operations which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.